Company Provides Update on Acquisition by Avnet
Merger Expected to Close in Early July

SAN JOSE, Calif., June 2, 2010 -- Bell Microproducts Inc. (NASDAQ: BELM) today provided an update on its previously announced agreement to be acquired by Avnet, Inc. (NYSE: AVT).  The transaction is currently expected to close in early July.

On March 28, 2010, the Company entered into a definitive agreement to be acquired by Avnet in a cash merger for $7.00 per share.  The total transaction value of approximately $631 million is based upon an equity value of approximately $252 million and Bell Micro’s debt position, at face value and net of cash, of $379 million at March 31, 2010.  The acquisition is subject to the approval of Bell Micro’s shareholders as well as customary regulatory approvals.

The Company and Avnet have received the necessary antitrust approvals in the United States and Canada.  The antitrust filing has been made in the European Union and, subject to regulatory approval, the related waiting period is expected to expire in early July.  The special meeting of shareholders to vote on the merger is scheduled for June 28, 2010.

“Activities required to close the merger continue to progress well and we look forward to joining with Avnet in the near future,” said W. Donald Bell, President and Chief Executive Officer of the Company.  “This combination will deliver tremendous value to our customers, suppliers and shareholders.”

 “We look forward to completing the merger in early July,” said Roy Vallee, Chairman and Chief Executive Officer of Avnet.  “With the addition of Bell Micro’s scale and scope, Avnet will become a stronger player in key technology vertical markets, principally data center products and embedded systems, and we will be well positioned to capitalize on growth opportunities in Latin America.  With the companies’ strengths and synergies, this acquisition is expected to achieve our return on capital goals in the near future.”

Additional Information About the Merger and Shareholder Meeting

In connection with the proposed merger, Bell Micro filed a preliminary proxy statement with the SEC on April 12, 2010, and will file and furnish to its shareholders a definitive proxy statement.  Shareholders are urged to read the definitive proxy statement when it is finalized and distributed, because it will contain important information about the proposed merger.  Shareholders will be able to obtain, free of charge, a copy of the definitive proxy statement and other relevant documents (when available) filed with the SEC from the SEC’s website at www.sec.gov, by directing a request by mail or telephone to Bell Microproducts Inc., Investor Relations, 1941 Ringwood Avenue, San Jose, California 95131, telephone (800) 800-1513, or from Bell Micro’s investor relations website at http://www.bellmicro.com/thomson/secfilings.asp.

Bell Micro and certain of its directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from Bell Micro’s shareholders with respect to the proposed merger.  Information regarding the interests of such persons in the merger and such persons’ beneficial ownership of Bell Microproducts Inc. common stock as of April 2, 2010 is set forth in the preliminary proxy statement described above.

Restatements of Consolidated Statements of Cash Flows

On May 28, 2010, the Audit Committee of the Company’s Board of Directors concluded, in consultation with Company management, that the Company’s consolidated statements of cash flows included in its consolidated financial statements for 2009, 2008 and 2007, the interim quarterly periods for 2009 and 2008, and the quarter ended March 31, 2010 contained errors and required adjustment, and that those statements should no longer be relied upon.  The errors, which pertained to the impact of foreign currencies, had no effect on the Company’s previously reported total cash, net income or balance sheet data for any prior period.  Today, the Company filed with the SEC amendments to its Annual Report on Form 10-K for the year ended December 31, 2009 and its Quarterly Report on Form 10-Q for the period ended March 31, 2010, that included the corrected and restated consolidated statements of cash flows.  Additional information about the restatement is included in these amended filings and the Current Report on Form 8-K filed by the Company with the SEC earlier today.

About Bell Microproducts Inc.

Bell Microproducts (NASDAQ: BELM) is an international, value-added distributor of a wide range of high-tech products, solutions and services, including storage systems, servers, software, computer components, and peripherals, as well as maintenance and professional services.  An industry-recognized specialist in storage products, this Fortune 1000 company is one of the world's largest storage-centric value-added distributors.  In 2010, the Company celebrated the sale of its 100 millionth hard disk drive, setting a significant industry milestone.

Bell Microproducts is uniquely qualified with deep technical and application expertise to service a broad range of information technology needs. From design to deployment, its products are available at any level of integration, from components to subsystem assemblies and fully-integrated, tested and certified system solutions. More information can be found in the Company's SEC filings, or by visiting the Bell Microproducts website at http://www.bellmicro.com.

Forward-Looking Statements

Some of the statements included in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  You should not place undue reliance on these statements.  These forward-looking statements include statements that reflect the current views of our senior management with respect to our business and industry in general.  Statements that include the words “expect,” “intend,” “believe,” “anticipate” and similar statements of a future or forward-looking nature identify forward-looking statements.  Statements regarding the merger, satisfaction of the conditions to the closing of the merger, including approval by the Company’s shareholders and regulatory approval in the European Union, the timing of the completion of the merger, and the combined company following the merger are forward-looking statements.

Forward-looking statements address matters that involve risks and uncertainties, for example, if we do not receive the required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated.  Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements.  We believe that these factors include, but are not limited to, the following:  the occurrence of any event, change or other circumstance that could give rise to the termination of our merger agreement with Avnet that could require us to reimburse Avnet up to $2.5 million for fees and expenses and to pay Avnet a termination fee of up to $10.5 million (less any reimbursement of fees and expenses already made); the outcome of legal proceedings instituted against us and others relating to the proposed merger; the failure to obtain shareholder approval for the proposed merger or the failure to satisfy other conditions to completion of the merger; our inability to obtain any required regulatory approvals, including in the European Union, related to the merger in a timely manner, or at all; the failure of the merger to close for any other reason; risks that the proposed merger disrupts our current plans and operations and the potential difficulties in employee retention as a result of the merger; the effect of the announcement of the merger on our business and customer relationships, operating results and business generally, including our ability to retain key employees; the costs, fees, expenses and charges related to the merger, which we will not recover if we do not complete the merger; the material weaknesses in our internal control over financial reporting and in our disclosure controls and procedures; the outcome of any pending or future litigation or regulatory proceedings, including the current shareholder lawsuits related to the proposed merger and any claims or litigation related to the restatements of our consolidated financial statements; risks related to our substantial indebtedness, including the inability to obtain additional financing for our operations on terms acceptable to us or at all; our ability to comply with the financial covenants in our credit agreements; limitations on our operating and strategic flexibility under the terms of our debt agreements; our reliance on credit provided by our manufacturers to finance our inventory purchases; the effects of a prolonged economic downturn; our reliance on third parties to manufacture the products we sell; competition in the markets in which we operate; risks associated with doing business abroad, including foreign currency risks; our ability to accurately forecast customer demand and order sufficient product quantities; the fact that the products we sell may not satisfy shifting customer demand or compete successfully with our competitors' products; loss or adverse effect on our supplier relationships, including the reduction or elimination of rebates offered by our manufacturers; our ability to achieve cost reductions and other benefits in connection with our strategic initiatives; our ability to attract and retain qualified personnel; and our inability to identify, acquire and integrate acquired businesses.

For a more detailed discussion of how these and other risks and uncertainties could cause our actual results to differ materially from those indicated in our forward-looking statements, see our reports filed with SEC (available at www.sec.gov), including our Annual Report on Form 10-K/A for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q/A for the period ended March 31, 2010.

Contact:
Nicole Noutsios
Investor Relations
Bell Microproducts Inc.
(510) 451-2952
ir@bellmicro.com